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                                                                       EXHIBIT 2

LEWIS AND ROCA LLP
40 North Central Avenue
Phoenix, Arizona 85004-4429
Facsimile (602) 262-5747
Telephone (602) 262-5311

Gerald K. Smith (001428)
Randolph J. Haines (005440)

Attorneys for William Taylor

                         UNITED STATES BANKRUPTCY COURT

                               DISTRICT OF ARIZONA


In re:                     )
                           )      No. 96-13675 PHX JMM
PRINCETON AMERICAN         )
CORPORATION,               )      Chapter 11
                           )
                Debtor.    )      DISCLOSURE STATEMENT RE
                           )      TRUSTEE'S AND TAYLOR'S JOINT
EID:  22-1848644           )      PLAN OF REORGANIZATION
                           )
___________________________)

                  Trustee Roger W. Brown ("Trustee") and creditor and equity security holder William C. Taylor ("Taylor") (collectively "Plan Proponents") submit the following Disclosure Statement in connection with their Joint Plan of Reorganization for Princeton American Corporation ("Debtor"):

                                    ARTICLE I
                           INTRODUCTION AND DISCLAIMER

1.1      INTRODUCTION AND SUMMARY OF PLAN.

                  Taylor and the Trustee have prepared and filed a Plan of Reorganization ("Plan") for the Debtor in this case. Taylor and the Trustee are disseminating this Disclosure Statement to holders of claims against the Debtors and stockholders in the Debtor for the purpose of soliciting acceptance of this Plan.

                  The Plan provides for all stockholders to retain their stock (except holders of preferred stock, which will be converted to common), and for all unsecured creditors to be paid the full amount of their Allowed Claims, in cash, within one year of the Effective Date of the Plan. The Reorganized Debtor will retain its two office buildings, and the debt secured by one of them will be modified to terms more favorable to the Debtor. The Reorganized Debtor will operate the buildings, and will pay unsecured claims out of operating income, out of the proceeds of the sale or refinancing of one of the buildings, or out of capital contributed by a merger partner. The Reorganized Debtor intends to seek a merger with an entity who can
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supply capital and additional business opportunities, as well as take advantage of the Debtor's approximate $15 million Net Operating Losses.

                  The confirmation process will also include a number of other important steps. The Debtor's wholly owned subsidiaries, 4808 Corporation and 88 Redevelopment Corporation, will be merged into the Debtor. This will not only simplify the corporate structure but also permit the restructuring of the debt secured by the Debtor's subsidiary's office building located at 2222 E. Camelback Rd.. This is important because that debt bears interest at an above market rate of 15% and is fully due in December, 1999. Under the Plan, that interest can be reduced to a market rate of approximately 8% and paid on a thirty year amortization, with a balloon in seven years.

                  All existing equity holders will have been required to file proofs of interest that explain how they acquired their stock. Equity holders who fail to file a proper and timely proof of interest will have their stock canceled, provided, however, that the interests of holders of record of less than 10,000 shares will have those interests automatically allowed, notwithstanding a failure to file a timely proof of interest, absent specific objection to such interest. Holders of more than 10,000 shares who failed to file a proper or timely proof of interest may elect to have their interests allowed in the amount of 10,000 shares by so indicating on their ballots submitted in connection with the Plan. Any party in interest (including the Trustee, Taylor, or any other creditor or stockholder) may object to the stockholdings of anyone who did not validly obtain their stock or whose stock issuance is void under corporate law, or the Trustee may file fraudulent conveyance actions against stockholders who did not pay fair value for their stock. It is probable that the Trustee may object to stockholdings of insiders, reducing the total number of shares of stock outstanding as of the confirmation date.

                  The Trustee has the ability prior to confirmation to pursue fraudulent conveyance actions against insiders or anyone else who received company assets without paying fair value for them. Any of those actions that have not been resolved as of the date of confirmation will be vested in the Reorganized Debtor and may be pursued by it after confirmation. This also applies to any payments or transfers that were not made for proper corporate purposes. These recovery actions could constitute valuable assets.

                  Taylor and the Trustee believe that the company can be reorganized without the infusion of outside capital. This Plan therefore preserves the maximum value for both the valid, existing stockholders and for creditors. It will also result in a very clean balance sheet that would permit the company to raise new capital to the extent needed after the reorganization. Finally, it is intended to preserve the company's substantial ($15 million) Net Operating Losses, which are valuable tax attributes. Even after confirmation, however, the Reorganized Debtor will actively seek a merger, and any merger proposal worthy of


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consideration will be submitted to shareholders and the Court, together with an independent report and recommendation from the company's financial advisor, at any time until a year after the Effective Date. The Court will retain jurisdiction to approve or disapprove of any such merger proposal, and to approve any modifications to this Plan that are proposed by the Joint Proponents to facilitate such a merger.

                  Taylor and the Trustee believe this Disclosure Statement contains the information that is material, important and necessary for the creditors and stockholders to arrive at an informed decision in exercising their vote for acceptance of the Plan. A copy of the Plan is attached as Exhibit 1 to this Disclosure Statement.

                  The United States Bankruptcy Court for the District of Arizona (the "Court") has set a hearing on confirmation of the Plan for October 30, 1997, at 1:00 p.m., before Judge Marlar in Court Room No. 3, United States Bankruptcy Court, 2929 North Central Avenue, Phoenix, Arizona. Creditors and stockholders may vote on the Plan by filling out the accompanying forms of ballot and mailing them by October 20, 1997, the original to the Court and the copy to Taylor's counsel, Randolph J. Haines, Lewis and Roca, in the enclosed pre-addressed envelopes.

                  As a creditor or stockholder, your acceptance is important. For a class of creditors to accept the Plan, at least two-thirds in amount of the Allowed Claims in the class and more than one-half in number of the Allowed Claims of such class that actually vote must accept the Plan. For a class of stockholders to accept the Plan, at least two-thirds of the Allowed Interests in the class that actually vote must accept the Plan. Failure to vote on the Plan constitutes neither an acceptance nor a rejection of the Plan.

1.2      DISCLAIMERS.

                  NO REPRESENTATIONS CONCERNING THE DEBTORS OR THE PLAN ARE AUTHORIZED OTHER THAN AS SET FORTH HEREIN. YOU SHOULD NOT RELY ON ANY REPRESENTATIONS OR INDUCEMENTS TO ACCEPT THE PLAN OTHER THAN THOSE CONTAINED HEREIN.

                  NO ACCOUNTANT HAS REVIEWED OR APPROVED THE INFORMATION CONTAINED HEREIN. MUCH OF THE INFORMATION CONTAINED HEREIN WAS DERIVED FROM THE DEBTOR OR THE DEBTOR'S RECORDS AND HAS NOT BEEN VERIFIED BY INDEPENDENT SOURCES. TAYLOR AND THE TRUSTEE ARE UNABLE TO WARRANT OR REPRESENT THAT THE INFORMATION CONTAINED HEREIN IS WITHOUT ANY INACCURACY ALTHOUGH ALL SUCH INFORMATION IS ACCURATE TO THE BEST OF THEIR KNOWLEDGE, INFORMATION, AND BELIEF.

                  THE COURT HAS NOT VERIFIED THE ACCURACY OF THE INFORMATION CONTAINED HEREIN. THE COURT'S APPROVAL OF THE


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DISCLOSURE STATEMENT DOES NOT IMPLY THAT THE COURT ENDORSES OR APPROVES THE
PLAN, BUT ONLY THAT IF THE INFORMATION IS ACCURATE, IT IS SUFFICIENT TO PROVIDE AN ADEQUATE BASIS FOR CREDITORS AND EQUITY INTEREST HOLDERS TO MAKE INFORMED DECISIONS WHETHER TO APPROVE OR REJECT THE PLAN.

                  THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE S.E.C. PASSED UPON THE ACCURACY OR ADEQUACY OF ANY STATEMENTS CONTAINED HEREIN.

1.3      DEFINITIONS.

                  The words or phrases used in this Disclosure Statement have their usual and customary meanings. Some words or phrases with initial capital letters have the definitions set forth in the Plan. Unless otherwise defined, the terms used in this Disclosure Statement shall have the same meaning as in the Bankruptcy Code or Rules.

                                   ARTICLE II
                               HISTORY OF DEBTORS

2.1      PREBANKRUPTCY HISTORY

                  The Debtor is a result of a merger between Minco American Corporation, a Nevada corporation, and Princeton Electronic Products, Inc., a New Jersey corporation, which closed on July 31, 1991. Both companies were publicly held and Princeton Electronics was traded on the Nasdaq exchange, although Minco was not. Princeton Electronics had been in the business of making television monitors and freeze framing images for airport security and medical imagery. Minco American Corporation had dealt in mining claims, but new management in 1987 purchased an NASD brokerage house and arranged a number of stock swaps with other micro-cap companies.

                  In the merger, the Minco shareholders received 80% of Princeton Electronics' stock in exchange for all of Minco's assets (and they retained their ownership of Minco shares, although Minco was rendered an empty shell). The Princeton Electronics shareholders retained the other 20% of Princeton Electronics' stock. The name of the merged entity was changed to Princeton American Corporation in September of 1995.

                  Dale E. Eyman had been the President of Minco for approximately five years before the merger, and became the Chairman of the Board and CEO of Princeton American Corporation upon the closing of the merger.

                  Taylor was a Vice President of Princeton American Corporation from the time of the merger (July 31, 1991) until his resignation on April 3, 1995. In that capacity his duties primarily focused on obtaining corporate acquisitions and obtaining financing for the company. He was also a director from August 5, 1994 until his resignation on April 3, 1995.


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                  After the merger the Debtor began acquiring real estate and personal care products businesses, and subsequently closed its brokerage subsidiary and the electronics business. The Debtor's business was conducted primarily through subsidiaries. Two wholly owned subsidiaries, 4808 Corporation and 88 Redevelopment Corporation, owned office buildings in Phoenix, Arizona, located at 4808 N. 22d St. and at 2222 E. Camelback Road, respectively. Another wholly owned subsidiary, Prinwest Corporation, owned a warehouse that was sold pre-petition; the Debtor still owns the stock in that subsidiary but it has no remaining assets. Another wholly owned subsidiary, Saturn Resources, Inc., owned 74 unimproved lots that could have a value of approximately $9,200 each. Saturn was transferred pre-petition (in October of 1996) to the Debtor's treasurer and CFO, David S. Smith, to buy out his consulting contract, but that transaction may be avoidable as a fraudulent conveyance.

                  In addition to the subsidiaries, the Debtor owned some miscellaneous real estate assets, including five (5) acres of raw land located in Chino Valley, Yavapai County, Arizona, and an approximate 4.2 acre parcel of undeveloped real property located at the northwest corner of Scottsdale Road and Lone Mountain, Maricopa County, Arizona. The Trustee has sold the Lone Mountain property for $275,000 gross, in a sale approved by the Bankruptcy Court, which has reserved for later determination the allowance of any brokers' claims for commissions. The Debtor also owned some receivables, including deferred real estate commissions derived from mobile home lot sales, which have a substantially higher face value payable over a long term but a current liquidation value of approximately $100,000, in Taylor's opinion. The Debtor also owns stock in unrelated companies, artwork and office furniture.

                  Two non-wholly owned subsidiaries, GSK and Biosome, were in the business of manufacturing and distributing personal care products. The Debtor owned 80% of Biosome and 50% of GSK. The Trustee has sold the Debtor's interest in GSK for $1000, and has noticed a sale of Biosome's inventory, which is subject to certain objections and is pending Court approval. The Debtor also owns 100% of Organifyl Labs, of unknown value.

                  The Debtor's operations lost $4,072,854 for the fiscal year ending May 31, 1994; $1,455,371 for the year ended May 31, 1995; and $5,544,844 for the year ended May 31, 1996. For the first half of the Debtor's 1996-97 fiscal year, the Debtor lost $2,304,000. The last form 10-Q filed with the Securities and Exchange Commission ("SEC") by the Debtor, for the quarter ended August 31, 1996, and a Debtor-prepared draft of the form 10-Q for the quarter ended November 30, 1996 that was not filed with the SEC, are attached hereto as
Exhibit 2.

                  The Debtor's August 31, 1996 10-Q states that the total number of shares outstanding was 18,443,586. However, information obtained by the Trustee from the company responsible for issuing the Debtor's stock, American Stock Transfer, indicates the number may be as high as 26,000,000. The process of requiring all stockholders to file proofs of interest


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will determine the actual number of shares outstanding for purposes of the plan.
The Debtor's draft disclosure statement states that the only stockholder owning more than five percent (5%) of outstanding common stock was Dale Eyman, who held approximately two million shares or approximately 12.5% of the total outstanding. Taylor's 94,500 shares represent 0.5% of the outstanding stock if the total is 18 million shares, or 0.36% if the total is 26 million shares.

2.2      TAYLOR LITIGATION.

                  Taylor had a Personal Services Consulting Agreement with Minco, entered into on May 15, 1991. It had a five (5) year term that was automatically extended for an additional five year term on each anniversary unless otherwise terminated. It called for Taylor to be compensated for his consulting services at the rate of $105,000 per year, increased by 5% each year. The contract required that compensation continue to be paid for the balance of the five-year term upon termination. The contract also contained significant stock option rights.

                  In addition to the Personal Services Consulting Agreement, Taylor was also a director and executive vice president of Princeton American after its merger. On April 3, 1995, Taylor resigned those positions due to the failure of the company to keep him adequately informed of its activities. His resignation letter made clear, however, that he regarded the Personal Services Consulting Agreement as remaining in full force and effect, and he indicated his continued availability to perform all services required of him under that Agreement. Shortly thereafter, however, he found himself locked out of his office at Princeton American. The Debtor never terminated the Personal Service Consulting Agreement, but failed to make the payments due Taylor under the Agreement.

                  On October 13, 1995, Taylor sued the Debtor in Maricopa County Superior Court (Case No. CV 95-16635) for amounts due under the contract. He also sought a temporary restraining order ("TRO") on October 25, 1996, which the Superior Court granted on October 31, 1996. The Court entered a stipulated preliminary injunction on November 8, 1996. The injunction enjoined the defendant company and its officers from issuing or selling any shares of stock pursuant to Regulation S, paying any salary, bonus or other compensation to David Smith, paying Dale Eyman any salary or other compensation in excess of $10,000 per month, and selling or transferring any asset of the company. The Debtor filed its petition commencing this bankruptcy case on December 11, 1996.

2.3      BANKRUPTCY CASE DEVELOPMENTS.

                  2.3.1 APPOINTMENT OF TRUSTEE. Immediately after the bankruptcy filing, on December 18, 1996, Taylor moved for appointment of a trustee and issuance of a temporary restraining order by the Bankruptcy Court. The Bankruptcy Court issued the temporary restraining order in a form agreed to by the Debtor on December 19, 1996, which was essentially the same as the state court injunction described above. The Court held hearings on


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the motion for appointment of a trustee on January 17, 23 and 24, 1997, and issued its Memorandum Decision appointing a trustee on February 6, 1997.

                  The Court's Memorandum Decision made a number of important findings, for example:

                  1. "[T]he company may be self-dealing in significant figures. Potential claims for fraudulent conveyance or preferences may exist against insiders, directors and officers."

                  2. "The debtor has sustained continued and consecutive losses for 5 years."

                  3. "Despite continuing and escalating losses, the debtor continued to sell its stock on the public markets and pay its officers and directors large salaries."

                  4. "In [October, 1996, the Company's Chairman and CEO] Mr. Eyman was arrested (and later indicted by a federal grand jury) in connection with a complaint then pending in the Federal District Court for the Southern District of New York, that alleged conspiracy to violate the securities laws."

                  5. "Mr. Eyman has taken the Fifth Amendment in response to questions concerning the operation of the company. . . . The Court can and does draw negative inferences from such refusal. Failure to respond to a party in interest's legitimate questions violates both the spirit and intent of a debtor's duties as a fiduciary."

                  6. "It also is apparent that the injunctions agreed to by the debtor have been violated or, at a minimum, are subject to serious question."

                  7. "Additionally, question 15 of the Statement of Affairs reflects significant accounts receivable owed to the debtor by its current officers: Dale E. Eyman $1,083,710; Winston McKellar $176,230. . . . This is
what was described by [former treasurer] Mr. Smith as the 'Loan to Officer' program by which additional sums were funneled to the officers, while the company was sustaining significant operating losses."

                  8. "[T]hese allegations [made in the criminal securities violation complaint against Mr. Eyman], whether ultimately proven to be true or false, cast a dark cloud over Mr. Eyman's ability to manage the business at this time."

                  Based on those findings, the Court ordered the appointment of a trustee. The Office of the U.S. Trustee selected Roger Brown for that position, and his appointment was confirmed by the Court.

                  2.3.2 TRUSTEE'S ACTIVITIES. Upon his appointment the Trustee immediately began to cut operating expenses and liquidate various nonoperating aspects of Debtor's business. The Trustee moved Biosome's inventory out of the warehouse where it had been kept, and has noticed a sale of that inventory, which is pending Court approval after certain objections were filed to such sale. The Trustee has sold the Debtor's 50% stock ownership in GSK, another hair care products subsidiary, for $1000.


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                  The Trustee has sold the Debtor's Lone Mountain property for
$275,000 gross, with a commission of $27,500 potentially owing to the broker(s) involved. The Bankruptcy Court approved that sale but reserved ruling on the allowance of the brokers' commissions.

                  The Trustee has closed the Debtor's offices so the Debtor has no rent obligation, and has rented the Debtor's previous office space to a third party.

                  The Trustee has taken no action to regain the Nasdaq listing of the Debtor's stock, or to pay the subscription fees to the various rating agencies, many of which are necessary to maintain the tradability of the Debtor's stock under many states' Blue Sky Laws. The Trustee has indicated the he has taken no such action because no plan of reorganization has yet been confirmed and it would be premature for any stock to be trading without adequate disclosures by the debtor.

                  No actions have yet been commenced to recover fraudulent conveyances such as improper loans, payments and transfers of property to the Debtor's officers and insiders, but the Trustee has completed an initial analysis and evaluation of the potential for such actions, described in paragraph 2.3.3 below.

                  2.3.3 TRUSTEE'S INVESTIGATIONS. The Trustee has undertaken the following investigations of the Debtor's affairs and potential claims, and has arrived at the following tentative conclusions:

                  The Trustee has investigated whether a fraudulent conveyance action may lie against the recipients of payments from the proceeds of the prepetition sale of the commercial warehouse owned by the Debtor's subsidiary, Prin West. The amount of such claim would be approximately $20,000, and the Trustee has tentatively concluded such a claim does not have sufficient legal merit to be worth pursuing.

                  The Trustee has investigated whether fraudulent conveyance actions may lie against the recipients of payments from the proceeds of the of the prepetition refinancing of the office buildings owned by the Debtor's subsidiaries 88 Redevelopment Corporation and 4808 Corporation. The amount of such claim would be approximately $100,000, and the Trustee has tentatively concluded such a claim does not have sufficient legal merit to be worth pursuing.

                  The Trustee has determined that the Debtor has receivables due it from various insiders and former consultants, in excess of $1,000,000. The Trustee has tentatively concluded that not less than $150,000 of these receivables are worth pursuing through demands, negotiations and, if necessary, adversary proceedings.

                  The Trustee made an initial examination of the proofs of claim that were due to be filed by the August 5, 1997 bar date. These claims are summarized in paragraph 3.4 below. The Trustee has not yet examined the proofs of interest that were due to be filed by either the August 5 or the September 17, 1997 bar dates.


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                  The Trustee has determined that various professionals were employed by the Debtor and paid for services rendered after the commencement of this case (and prior to the appointment of the Trustee) without the Debtor having complied with the Code procedures for their employment and/or their payment, as required by Code Sections 327 & 330. The Trustee has filed a motion seeking an order requiring the following professionals to disgorge, or repay the estate, the following amounts:

                  Dale Beck Furnish                  $ 2,500
                  Bulldog Investments                $ 2,500
                  Allen Bickart                      $10,000
                  Jeffrey Proper                     $25,000
                                                     -------
                                    Total            $40,000

                  2.3.4 PLAN EVOLUTION, DISCLOSURE STATEMENTS, HEARINGS AND BAR DATES. The Court established August 5, 1997 as a deadline for the filing of proofs of claim and proofs of interest. The Court also set an initial hearing on the approval of this disclosure statement for July 29, 1997. At that hearing, counsel for William Taylor informed the Court that American Stock Transfer had failed to provide a complete list of stockholders, but that it would be provided upon payment of an additional fee. The Court therefore continued the disclosure hearing until August 29, 1997, at 11:00 am, as to those shareholders who had not previously received notice, and also established a new bar date for filing of proofs of interest by such shareholders for September 17, 1997. The Court also ruled on the adequacy of William Taylor's disclosure statement then on file, requiring him to provide additional information in an amended disclosure statement to be filed within 15 days. Taylor filed a First Amended Disclosure Statement on August 6, 1997, and on August 15 filed a Memorandum re changes..

                  Competing plans of reorganization were filed by the debtor and by equity security holder Angelo Panzarella. The debtor's plan was accompanied by a draft disclosure statement, and the Court also set the hearing on it for August 29, 1997, at 11:00. The Debtor failed to give timely notice of that hearing however, and consequently moved for that hearing date to be continued. Panzarella's plan was not accompanied by a draft disclosure statement.

                  Taylor's original Plan was a stock for debt plan, in which all unsecured creditors would be paid by an issuance of common stock. One reason for drafting the plan in that fashion was that, until the Bar Date for the filing of proofs of claim, it could not be determined with any degree of confidence how much unsecured debt creditors would claim to be owed. After that could be determined, however, in mid-August, Taylor met with the Trustee and a creditor to discuss whether the Plan could be modified to provide for full cash payment of all unsecured claims that would likely be allowed. They also discussed commencing an active search for a merger partner even prior to confirmation. As a result of those discussions, Taylor and the Trustee agreed to modify the Taylor Plan to provide for full cash payment of all


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Allowed unsecured creditors, with interest and within a year of the Effective
Date, and to make such a modified plan the Joint Plan of both Taylor and the Trustee. Consequently Taylor modified his Plan, as permitted by Code Section 1127(a), to incorporate those changes, and modified his Disclosure Statement accordingly. In addition, the Securities and Exchange Commission provided Taylor with some informal comments on the First Amended Disclosure Statement, and this Disclosure Statement incorporates some of those requested changes or additions.

                  2.3.5 MERGER EFFORTS. The Trustee has requested Bankruptcy Court approval for him to engage the services of the investment banking firm of Peacock, Hislop, Staley & Given, and particularly Edward B. Vallone of that office, to act as financial adviser with respect to prospective merger opportunities. Taylor and the Trustee believe that it may be possible to find a merger partner who can make better use of the Debtor's Net Operating Loss Carryforwards of the approximate amount of $15 million, and who would be interested in merging with a publicly traded company, and would also bring some additional capital or operating business to the merged entity. Consequently the effort to find such a merger partner will be actively pursued even prior to confirmation. If a suitable merger partner is located prior to confirmation it is possible that the Plan Proponents will propose modifications to this Plan to facilitate the merger.

2.4      ASSETS OF THE ESTATE.

                  After confirmation, the principal assets of the estate will be the two office buildings presently owned by the Debtor's subsidiaries.

                  2.4.1 2222 E. CAMELBACK. The office building located at 2222
E. Camelback Road is subject to two ground leases. Charles and Virginia Donofrio, Jr., are the landlords on the Lot 1 lease. This lease was entered into on November 1, 1974, for a term of 99 years. The lease is a net lease and the tenant shall pay all expenses. The rental rate for the first 15 years was $1500 per month. Starting on the 15th anniversary that rate was to be adjusted, for each succeeding ten year term, to an annual rate equal to eight percent (8%) of the fair market value of the leased premises excluding improvements. Consequently the rate was adjusted to $5,156.55 per month for the ten (10) year period commencing November 1, 1989. In August, 1993, that rate was reduced to $4,462 per month as a result of street widening condemnation taking 3,868 square feet of Lot 1.

                  The landlords on the Lot 2 lease are Eugene and Geraldine Jones, and that lease commenced on August 1, 1977 for a 99 year term. The lease is a net lease and the tenant shall pay all expenses. The rental rate for the first 15 years was $1,000 per month. Starting on the 15th anniversary that rate was to be adjusted, for each succeeding ten year term, to an annual rate equal to eight percent (8%) of the fair market value of the leased premises excluding improvements. On the 15th anniversary the rental rate was adjusted to $3,100 for the next ten year period.


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                  The 2222 E. Camelback building was appraised in January, 1996, by Michael Turner, MAI, of Appraisal Technology, who opined that it then had a present fair market value of $2 million. Although there is no more current appraisal, the building probably has a significantly higher value today. For example, the Trustee projected that the building would generate a net operating income for the month of June, 1997 of $26,249.36 (after payment of monthly ground lease rent but not counting debt service). Extrapolated to an annual basis this would yield an annual net operating income of $314,992.32. At a cap rate of 10% this would yield a capitalized present value of $3,149,923; at a cap rate of 9% the capitalized present value would be $3,499,914.66.

                  Phillip M Breidenbach, Associate Vice President of Colliers Iliff Thorn, rendered an opinion of value to the Trustee on this building on August 15, 1997, based on market comparables and capitalization of operating income. Based on current tenancy and expense information as of June, 1997, he concluded that this building had an operating income of $194,223 for calendar year 1997 and $301,213 for calendar 1998. He concluded that current market capitalizations for similar buildings were in the range of 9.0% to 9.5%, which he increased to 10.25% for this building to adjust for the effect of the ground leases. He concluded that this "suggests a value of $2,950,000" for 2222 E. Camelback, based on capitalization of projected net operating income.

                  Mr. Breidenbach also compared the building to six comparable sales in the general area in the past year. He concluded that "based on the provided prices per square foot and capitalization rates [of the comparables] it would be reasonable to suggest a value for 2222 E. Camelback of $2,373,926.37."

                  Combining the values derived from capitalization of net operating income and from comparables, Mr Breidenbach evaluated 2222 E. Camelback to be worth $2,950,000. This was based on a current value of $2,700,000, coupled with an estimate that "the supply and demand as projected for the future suggest a 10% increase over current market in the value of these buildings based on a sale taking place during the coming 12 months."

                  Current secured debt against the building is approximately $1 million (Vanderford's first lien), so the Debtor has an equity value in the building of approximately $2 million based on these evaluations.

                  2.4.2 4808 N. 22d STREET. The office building located at 4808
N. 22d Street is subject to a ground lease, the term of which extends through July 31, 2031. The lease is a net lease so all expenses such as taxes, assessments and licenses are the obligation of the lessee. The rental rate as of June, 1997 was $2,205.98 per month, and is subject to an annual adjustment based on the Consumer Price Index.

                  The 4808 building has not been formally appraised since it was acquired by the debtor. Although there is no current appraisal, the building probably has a value of


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
approximately $2 million in today's market. For example, the Trustee projected that the building would generate a net operating income for the month of June, 1997 of $18,787.61 (after payment of monthly ground lease rent but not counting debt service). Extrapolated to an annual basis this would yield an annual net operating income of $225,451.32. At a cap rate of 10% this would yield a capitalized present value of $2,254,513; at a cap rate of 9% the capitalized present value would be $2,505,014.66.

                  Based on current tenancy and expense information as of June, 1997, Mr. Breidenback concluded that this building had an operating income of $185,617 for calendar year 1997 and $195,286 for calendar 1998. He concluded that current market capitalizations for similar buildings were in the range of 9.0% to 9.5%, which he increased to 10.25% for this building to adjust for the effect of the ground leases. He concluded that "the provided information and NOI suggests a value based on 1998 income at 4808 N. 22d Street of $1,905,229.26."

                  Mr. Breidenbach also compared the building to six comparable sales in the general area in the past year. He concluded that "based on the market comparables for price per square foot and cap rate the value for 4808 N. 22d Street would equate to $1,492,850."

                  Combining the values derived from capitalization of net operating income and from comparables, Mr Breidenback evaluated 4808 N. 22d Street to be worth $1,950,000. This was based on a current value of $1,750,000, coupled with an estimate that "the supply and demand as projected for the future suggest a 10% increase over current market in the value of these buildings based on a sale taking place during the coming 12 months."

                  Debt secured by the building currently totals approximately $1.1 million, consisting of DBK's first lien of $800,000 plus Vanderford's second lien that may be released for $300,000. Assuming the second lien would be satisfied by a sale of 2222 E. Camelback, however, would leave only $800,000 of debt to be satisfied by 4808 N. 22d St, so the Debtor has an equity value in the building of approximately $1,150,000.

                  2.4.3 OTHER ASSETS. The Debtor's other assets of significant value are (1) the mobile home lot sale commission receivables of a face value of approximately $750,000, with annual payments of $12,750 each until a balloon payment due in 2030, and (2) a five acre parcel in Chino Valley, which the Trustee estimates to have a value of approximately $12,500. Taylor believes all of the Debtor's other assets have only a nominal value, which is reflected on the Liquidation Analysis attached hereto as Exhibit 3. In addition there are the potential recoveries from the avoidance actions and collection actions that the Trustee has investigated as summarized above, but Taylor is unable to estimate a net value for these actions.

                  2.4.4 NET OPERATING LOSSES. One of the Debtor's most valuable assets, other than its office buildings, is its Net Operating Loss Carryforward, of approximately $15 million. Although this "asset" is not directly convertible into cash available to creditors, it would permit the Reorganized debtor to shelter that amount of post-confirmation income from taxation. More importantly, it would be of potentially significant value to a post-confirmation merger partner. Consequently one of the important advantages of this plan, as compared to liquidation or even outright sale of the company, is the preservation of this NOL, whose value can hopefully be realized by a postconfirmation merger.

2.5      STATUS OF PLAN PROPONENT.

                  Taylor holds certificates for 94,500 shares of common stock of the Debtor, although Debtor's minutes reflect that 250,000 of those shares, pre-split, were converted to preferred, so he today claims to own 69,500 shares of common and 25,000 shares of preferred. Official records of American Stock Transfer differ from these amounts.

                  In addition, Taylor has filed a proof of claim in the amount of $990,134, arising out of the transactions giving rise to his litigation with the Debtor as described in section 2.2 above. The claim consists of $346,393 for arrearages Taylor was owed on his consulting contract as of April 3, 1995, and $590,000 for the balance owed on that contract, plus attorneys' fees and costs incurred pre-petition. Debtor's records also reflect that the Debtor has claims against Taylor in the amounts of $45,000 and $75,000 for amounts allegedly due for stock purchases. Taylor acknowledges that the $45,000 should be setoff against his claim (pursuant to Code Section 553), but disputes any liability for the claimed $75,000. Taylor's contract with the Debtor provided that, at his election, he could take payment of any arrearages owed under the contract by issuance of "common stock of Minco at a price seventy percent (70%) less than the bid price on the day of election."

                                   ARTICLE III

                                 SUMMARY OF PLAN

3.1      PRIORITY CLAIMS.

                  The Plan contains four classes of priority claims:

                  CLASS 1 - ADMINISTRATIVE EXPENSE CLAIMS.: Claims incurred during the pendency of this bankruptcy case, including both ordinary operating debts and fees due professionals, as defined in Code Section 503. It is too soon to predict what such claims may total by the time of the confirmation hearing. As of the approximate date of this disclosure statement, however, the following administrative claims have been asserted:

Trustee's fees and costs            $ 5,650           Awarded
Trustee's fees and costs            $ 26,138          Applied for, hearing 8/29
Trustee's attorney's fees and costs $ 21,377          Awarded
Trustee's attorneys' fees and costs $ 44,957          Applied for, hearing 8/29
Debtor's Claimed Attorneys' Fees    $ 86,872          Applied for, hearing 9/18
Taylor's Former Counsel's Claim
Under Code Section 503(b)(3)(D)     $117,950          Applied for, hearing 9/18

Taylor's Present Counsel's Fees     $ 39,108          Accrued, not applied for
Under Code Section 503(b)(3)(D)

C.J. Management commission          $  8,250          Applied for, hearing 9/18

                  Objections have been filed as to some of these claims (particularly Taylor's former counsel's claim), and Taylor and the Trustee expect that additional objections will be filed as to some of the other pending claims (particularly Debtor's attorneys' fee claim), and that such claims will ultimately not be allowed in the amounts sought.

                  CLASS 2 - PRIORITY WAGE CLAIMS: All claims for wages, salaries or commissions as defined in Section 507(a)(3) of the Code, which are limited to $4000 per individual and must have been earned within 90 days prior to the filing of the bankruptcy case. Debtor's schedules show two such claims, of $4,000 each, for Sheridan Bailey and Winston McKellar.

                  CLASS 3 - PRIORITY EMPLOYEE BENEFIT CLAIMS: All claims of employees for contributions to an employee benefit plan as defined in Section 507(a)(4) of the Code, which are limited to $4,000 per employee and must relate to services rendered within 180 days prior to the filing of the bankruptcy case. Debtor's schedules assert there are no such claims. This class is included in case such claims are filed, and will be eliminated if no such claims are filed.

                  CLASS 4 - PRIORITY TAX CLAIMS: All unsecured claims of governmental units for taxes as defined in Section 507(a)(8) of the Code, which includes all income, personal property, employment and excise taxes for which a return was last due after three years prior to the filing of the bankruptcy petition. Debtor's schedules reflect $1394 owed to the Maricopa County Treasurer.

                  All of these priority claims will be paid in full, in cash, on the Effective Date of the Plan (which is defined to be thirty (30) days after the Bankruptcy Court's order confirming the Plan is entered on the Court's docket). These claims are unimpaired, and therefore pursuant to Code Section 1126(f), all holders of claims in such classes are conclusively presumed to have accepted the plan and therefore acceptances from such holders will not be solicited.

3.2      SECURED CLAIMS

                  The Plan contains three classes of secured claims:

                  CLASS 5 - PROPERTY TAX CLAIMS: All claims for ad valorem taxes owed to any governmental unit, secured by any Asset. In particular, this class includes any property taxes owed on the office buildings owned by the Debtor's subsidiaries (which are being merged into the Debtor upon confirmation) -- 4804
N. 22d St. and 2222 E. Camelback Rd. Debtor's schedules do not reflect what property taxes are owed on those buildings, if any. The Debtor's subsidiaries own only the improvements, subject to net net ground leases that require Debtors' subsidiaries to pay all taxes. The Debtor may also owe property taxes on the Chino Valley lot. The class will be eliminated in the event there are no real property taxes owed by the Debtor.

                  The holders of Allowed Secured Tax Claims in Class 5 shall retain their liens and will be paid the Allowed amount of their claims, together with interest in an amount and at a rate determined by the Court to satisfy Code
Section 1129(b)(2)(A)(i)(II), six (6) months after the Effective Date.

                  CLASS 6 - VANDERFORD COMPANY. Vanderford Company, Inc. holds a secured claim that is secured by a first deed of trust on 2222 E. Camelback Road and a second deed of trust on 4808 N. 22d St. The loan was taken out just shortly before the bankruptcy filing, under circumstances that have not been satisfactorily explained. Taylor is unaware of the identity of Vanderford, the nature of its relationships with the Debtor, the circumstances of the financing giving rise to its deed of trust, or the use of the proceeds of that financing. The amount of the debt is approximately $1 million and bears interest at an above market rate of 15%, and becomes fully due in December, 1999. The second deed of trust on 4808 N. 22d St. may be released for a principal payment of $300,000.

                  Vanderford will retain its liens and will be paid in monthly installments commencing on the first day of the first full month that is at least thirty (30) days after the Effective Date, with the amount of each installment calculated on a thirty (30) year amortization with interest at a rate determined by the Court to satisfy Code Section 1129(b)(2)(A)(i)(II) (i.e., a fair market rate of interest given the term of the restructured debt and the quality of the collateral), with the full balance due on the seventh (7th) anniversary of the Effective Date. Since the collateral is of high quality and provides more than adequate equity cushion over the amount of the debt, Taylor believes an appropriate market rate of interest would be in the range of 7 1/2% to 8%. Debtor's rental income from the properties will be more than sufficient to service this debt.

                  CLASS 7 - DBK. DBK holds a secured claim that is secured by a first deed of trust on 4808 N. 22d St. The debt is in the amount of $800,000, bears interest at a rate of 8%, and comes due in December, 2004. Taylor is unaware of the identity of DBK, the nature of its relationships with the Debtor, the circumstances of the financing giving rise to its deed of trust, or the use of the proceeds of that financing.

                  DBK will retain its lien and will be paid by the Debtor according to the terms of the existing note and deed of trust. The DBK claim is impaired, however, because upon confirmation of the Plan the owner of its collateral and the obligor on its notes will become the Debtor, rather than the Debtor's subsidiary. Consequently DBK will be entitled to vote on the Plan even though its loan terms remain unchanged. Debtor's rental income from the property will be more than sufficient to service this debt.

3.3      CLASS 8 - ADMINISTRATIVE CONVENIENCE CLASS.

                  The administrative convenience class consists of all unsecured claims that are less than Five Thousand Dollars ($5,000) each, or the holders of which elect to reduce their claims to $5,000 and waive any claim for any balance. Debtor's schedules reflect that there are 30 claims that are for less than $5,000 each, which total $40,816. The amount of claims in this class could be higher than that if some of the claims greater than $5000 elect to accept payment of $5000 in full satisfaction.

                  For administrative convenience and pursuant to Code Section 1122(b), these claims will be paid in full, in cash, thirty (30) days after the Effective Date.

3.4      CLASS 9 - GENERAL UNSECURED CLAIMS.

                  Class 9 consists of all unsecured claims that are not otherwise classified (i.e., all unsecured claims except priority claims, administrative convenience claims and intercompany debt claims). Debtor's schedules state that these claims total $2,868,067, but a number of these, particularly those owed to insiders, may not be proper corporate debts and could be disallowed.

                  The following summarizes the proofs of claim filed by the August 5, 1997, Bar Date, for claims in excess of $10,000, that do not assert claims arising from the purchase of stock in the Debtor and that otherwise do not appear on their surface to be objectionable. This does not, however, preclude any party in interest (including either of the Joint Proponents) from filing objections to any such claims:

CLAIMANT                   AMOUNT OF CLAIM           ORIGIN OF CLAIM            COMMENTS
S.L. Bailey                $12,061                   accounting services        separately documented
Semple & Cooper            $62,937.33                accounting services        documented
Dr. Armstrong              $35,000                   money loaned               see below
Interrep                   $20,661.43                breach of contract         documented
Colliers Iliff Thorn       $38,496.43                lease commission           documented
Jane Demenna               $57,420.00                money loaned               documented, note
Lieberman Dodge            $13,636.55                legal services             documented
Doug Forrest               $15,115.53                graphics work              documented
Peggy Kriese               $17,000                   settlement agreement       documented
                           ---------
         TOTAL             $272,328.27

                  Taylor and the Trustee believe that these claims may be allowed in approximately the amounts claimed, and that Class 9 will therefore consist of less than $300,000 in Allowed Claims.

                  The following summarizes the proofs of claim filed by the August 5, 1997, Bar Date, for claims in excess of $10,000, that appear to assert claims arising from the purchase of stock in the Debtor or that otherwise appear on their surface to be objectionable and subject to disallowance or subordination. The Trustee has already filed objections to the claims marked with an asterisk, and those objections are pending and not yet set for hearing. No inference should be drawn that the Trustee will not also file objections to other claims, and nothing precludes any party in interest from objecting to such claims.

CLAIMANT                   AMOUNT OF CLAIM           ORIGIN OF CLAIM             COMMENTS
Jeff Proper                $29,840                   legal services              documented
Dr. Armstrong*             $225,426                  stock purchase              Section 510(b) and Section 547 defenses
William Carpenter*         $164,705                  Loan Mtn. loan              satisfied by sale
Grace Johnson*             $164,705                  Loan Mtn. loan              satisfied by sale
Edward Conn*               $164,705                  Loan Mtn. loan               satisfied by sale
Roland Vanhoudt            $19,800                   stock purchase              Section 510(b)
Blakely Trust*             $25,000                   stock purchase              Section 510(b)
Blakely Trust*             $10,000                   stock purchase              Section 510(b)
Stuart Ramsay*             $10,000                   stock purchase              Section 510(b)
Harry Weiss*               $812,707.72               stock purchase              Section 510(b)
Hyman Center               $355,000                  salary                      defenses,Section 510(c)
David Smith*               $180,000                  salary                      settlement,Section 548,Section 510(c)
Dr. Aaron Weiss            $34,152.55                stock purchase              Section 510(b)
Farley Weiss               $31,481.88                stock purchase              Section 510(b)
Morgan Lewis               $19,671.96                legal services              Eyman's lawyer
Jerald Legaspi*            $77,956.25                stock purchase              Section 510(b)
Dale Eyman                 $900,000                  salary                      setoff,Section 510(c)
Winston McKellar           $13,896                   post-pet. wages             undocumented
Winston McKellar           $10,000                   post-pet. expenses          undocumented
Winston McKellar           $389,895                  salary                      undocumented;Section 510(c)
Amer. Financial*           $685,000                  securities claim            Section 510(b)

                  Taylor and the Trustee believe that most of these claims should either be disallowed or subordinated to the level of common stock, Class 12, pursuant to Code Sections 502(b) or (c). Those Code provisions provide for the automatic subordination to the level of common stock any claim for damages arising from the purchase of stock, or for recision of such a purchase, and for the subordination of any claim, after notice and hearing, under principles of equitable subordination.

                  All unsecured claims that are Allowed in Class 9 will be paid in full, in cash, within one year after the Effective Date, together with interest at the rate of 8% per annum (or such other rate as the Court determines is required by Code Section 1129(b)(2)(B)(i)) calculated from the Effective Date until the date of payment. If the unsecured claims are allowed in approximately the amounts set forth above, and the insiders' claims are disallowed or subordinated as the Plan Proponents anticipate, then such payments can be made from the Reorganized Debtor's operating income, which Taylor and the Trustee believe should exceed

$300,000 per year from the two office buildings alone. If the Allowed Claims are greater, or if the operating income is for other reasons insufficient to pay the unsecured claims, then the Reorganized Debtor will obtain the cash necessary for such payments either from a sale or refinancing of one or both of the office buildings, or from capital contributed as a result of a merger.

3.5      CLASS 10 - INTERCOMPANY CLAIMS

                  All unsecured claims of the Debtors' subsidiaries that are being merged into the Debtor pursuant to this Plan. Due to the merger, all intercompany debt will be eliminated.

3.6      CLASS 11 - PREFERRED STOCK

                  Class 11 consists of all preferred stock in the Debtor. The 10-Q's attached as exhibits reflect there are 77,835 shares of preferred stock issued and outstanding, but information obtained by the Trustee indicates the number may be 1,549,882. All preferred stock will be converted into common stock at the rate of one share of common stock for each share of preferred stock interest that is allowed, and the preferred stock shall be extinguished as of the Effective Date.

3.7      CLASS 12 - COMMON STOCK

                  Class 12 consists of all common stock in the Debtor, all equity interests convertible into common stock of the Debtor including warrants and options, and all claims subordinated to the level of Interests pursuant to Code Section 510(b). The 10-Q's attached as exhibits reflect there are 18,443,586 shares of common stock issued and outstanding, but this information may be inaccurate or outdated.

                  All stockholders were required to file proper proofs of interest by the Bar Date of September 17, 1997. However, notwithstanding that Bar Date, the Plan provides that notwithstanding the failure of an Interest holder to file a timely proof of interest, the Interests of all holders of 10,000 shares or less of Debtor's common stock (according to the records of American Stock Transfer as of the date of the order approving the disclosure statement for this Plan) shall be Allowed absent specific objection to such Interest and entry of a Final Order disallowing such Interest. The Interest of any holder of more than 10,000 shares of Debtor's common stock (according to the records of American Stock Transfer as of the date of the order approving the disclosure statement for this Plan) shall be Allowed in the amount of 10,000 shares if such holder files a ballot on this Plan making such election, absent specific objection to such Interest and entry of a Final Order disallowing such Interest.

                  All Allowed Class 12 Common Stock Interests shall retain their common stock and otherwise receive no distribution under this Plan. There will be some dilution in the value of common stock due to the issuance of new common stock to unsecured creditors whose Allowed Claims are subordinated to Class 12, and due to the issuance of common stock to Class 13.

3.8      CLASS 13 - TAYLOR CLAIMS

                  Class 13 consists of all claims asserted by Taylor. Taylor's claims arise from his Personal Services Consulting Agreement, described above. His claim consists of $346,393 for arrearages Taylor was owed on his consulting contract as of April 3, 1995, and $590,000 for the balance owed on that contract, plus attorneys' fees and costs incurred pre-petition. If Taylor were regarded as an employee, then Code Section 502(b)(7) arguably might limit the post-termination portion of the claim to one year's compensation, but in that event Taylor contends he would be entitled to treble damages for the past due wages, pursuant to A.R.S. Section 23-355, so the claim for $346,393 would be trebled to $1,039,179. Taylor filed suit in state court for these amounts, plus interest and attorneys's fees, and contends he would be entitled to a claim for those amounts, payable in cash as an unsecured creditor. However, to facilitate this Plan of Reorganization, he has agreed to waive his claim for treble damages and to accept payment of this total allowed claim in stock.

                  The Personal Services Consulting Agreement provided that, at his election, Taylor could take payment of any arrearages owed under the contract in common stock, issued at a rate of 30% of the market value of such stock as of the date of the election. Consequently $346,393 of Taylor's Allowed Class 13 Claim will be paid by an issuance of a number of shares of common stock equal to $346,393 divided by the product of 0.3 times the market value of such stock as of the date of the filing of the Joint Plan. The balance of Taylor's Allowed Class 13 Claim will be paid by an issuance of the number of shares of common stock equal to the amount of the balance of such Allowed Claim divided by the market value of such stock as of the Confirmation Date. Taylor acknowledges that the balance of his claim is subject to a setoff (pursuant to Code Section
553) in the amount of $45,000, pursuant to a promissory note he signed.

3.8      MERGER OF WHOLLY OWNED SUBSIDIARIES

                  Effective as of the Confirmation Date, the Debtor's wholly owned subsidiaries 4808 Corporation and 88 Redevelopment shall be merged into the Debtor and their Assets shall be deemed to be Assets of the Debtor's estate as defined in Code Section 541. All claims secured by those Assets shall be deemed to be claims in this Bankruptcy Case as defined in Code Section 101(5). All of the Debtor's other subsidiaries will remain as separate entities.

3.9      POSTCONFIRMATION MANAGEMENT AND OPERATION OF DEBTOR AFTER CONFIRMATION

                  As of the Confirmation Date, all Assets and property of the Debtor's estate shall be revested in the Reorganized Debtor pursuant to Code
Section 1141(b), which shall terminate all role and authority of the Official Creditors' Committee. The Trustee shall serve as Interim Manager of the Debtor to maintain the status quo from the Effective Date until the Reorganized Debtor's Board of Directors meets to appoint new management, and shall thereafter continue to assist the Reorganized Debtor in pursuit of merger opportunities and shall advise with respect to any such proposals as set forth below.

                  Upon the Effective Date, the Reorganized Debtor's Board of Directors shall consist of Taylor, Roderick W. McKinnon III and Scott E. Bird, Jr., whose curriculum vitae are attached hereto as Exhibits 5, 6 and 7, respectively. Their terms shall expire one year after the Effective Date. The new Board shall meet as soon as practicable after the Effective Date to appoint new officers and other management for the Reorganized Debtor. The Plan Proponents cannot predict whom that Board might appoint, and there are no contracts, agreements or understandings with them as to whom they might appoint. All management salaries and directors fees shall be limited to a total of $100,000 for the year following the Effective Date.

                  A stockholders' meeting shall be held within one year of the Effective Date, at which the stockholders shall be provided the opportunity to vote for the Reorganized Debtor's board of directors, to approve any new bylaws or amendments, and conduct any other business proper for an annual shareholders' meeting.

                  Taylor anticipates that immediately after confirmation, the Debtor's operations will consist solely of the operation of its two office buildings. The Trustee projects that 2222 E. Camelback and 4808 N. 22d St. will generate net operating income of $314,992.32 and $225,451.32, respectively. After reorganized debt service of $88,051.75 and $70,441.40, respectively, this should provide an annual net income of approximately $381,951.

                  The Plan Proponents expect the Reorganized Debtor to eliminate the losses that the Debtor suffered over the last three and a half years by eliminating the very substantial costs the Debtor incurred in promoting and selling Reg S stock. In addition, they expect the Reorganized Debtor to reduce management salaries from the level of approximately $400,000 per year to less than $100,000 per year.

                  The Plan Proponents anticipate that the pre-confirmation efforts of the Debtor to locate a suitable merger partner will continue post-confirmation, and will be enhanced once operations have been stabilized from the disruption of the bankruptcy process. The Plan Proponents anticipate that the Reorganized Debtor will continue to seek a merger partner, in any line of business, that can capitalize on the value of the Debtor's Net Operating Loss Carryforward and provide additional cash infusion to support additional business opportunities and renovation or redevelopment of one or both office buildings.

                  In support of those merger efforts, the Plan provides that the Reorganized Debtor shall continue to employ Edward Vallone of Peacock, Hislop, Staley & Given, on terms substantially the same as agreed to by the Trustee prior to the Confirmation Date, until the earlier of one year after the Effective Date or the consummation of a merger of the Reorganized Debtor. The Reorganized Debtor shall actively pursue merger opportunities, with merger partners who can provide additional capital and/or business to the merged entity and who can increase the market and tradability of the Reorganized Debtor's stock. All merger proposals that are deemed worthy of consideration by any of the members of the Reorganized Debtor's Board of Directors, the Trustee or Mr. Vallone shall be submitted both to the shareholders and to the Court for approval or disapproval, together with an independent report and recommendation from Mr. Vallone. Upon request of the Joint Proponents, the Plan may be modified pursuant to Code Section 1127(b) prior to Substantial Consummation to facilitate any merger that may be approved by the shareholders or by the Court. For this reason, the Plan defines "substantial consummation" as the date of commencement of payments to Class 9 unsecured creditors.

                  The Plan requires the Reorganized Debtor to come current with its SEC reports within the first quarter after the Effective Date, and operating income should be sufficient to fund this effort. In addition, Taylor anticipates that the Reorganized Debtor will make every reasonable effort to regain the listing of the stock on Nasdaq (Small Capital Market) Exchange.

                                   ARTICLE IV

                           ACCEPTANCE AND CONFIRMATION

                  Creditors and stockholders may vote to accept or reject the Plan. Acceptance by a class of creditors (e.g., by Class 9, general unsecured creditors) requires an affirmative vote of both two thirds in dollar amount of claims and one half in number of claims that actually vote. Acceptance by a class of stockholder (e.g., by Class 12, common stock) requires an affirmative vote of two thirds of the shares of stock actually voted.

                  If a class does not accept the Plan, the Plan may nonetheless be confirmed in spite of such rejection by a procedure set forth in the Code and known colloquially as "cram down." Taylor believes that his Plan can be confirmed over the rejection of any secured creditor because the Plan satisfies the cram down requirement for secured claims set forth in Code Section 1129(b)(2)(A)(i), by providing for the secured creditors to retain their liens on their collateral and be paid deferred cash payments having a present value equal to their claims.

                  Taylor believes the Plan can be confirmed over the rejection of any class of unsecured creditors pursuant to Code Section 1129(b)(2)(B)(i), because the Plan provides for unsecured creditors to be paid in full together with post-petition interest.

                  Taylor believes the Plan can be confirmed over the rejection of any class of stockholders pursuant to Code Section 1129(b)(2)(C)(i), because the Plan provides for them to receive property (i.e., common stock) having a value equal to the value of their interests. As to common stockholders (Class
12), the Plan is also confirmable pursuant to Code Section 1129(b)(2)(C)(ii), because there is no interest junior to them that is receiving anything pursuant to the Plan.

                  However, confirmation of this Plan will be much simpler, quicker and far less expensive in attorneys' fees if all impaired classes vote to accept the Plan, and for that reason

Taylor and the Trustee urge all creditors and stockholders to submit ballots marked as accepting the Plan.

                                    ARTICLE V

                     LIQUIDATION ALTERNATIVE AND PROJECTIONS

                  Neither the Debtor, the Trustee nor Taylor has a current audited financial statement for the Debtor, and the principal Assets, the two office buildings, have not been recently appraised. Attached as Exhibit 3, however, is the liquidation analysis Taylor has prepared based on his best estimates of both the values of the Assets if retained under the Plan, and the amounts the Assets would realize in a chapter 7 liquidation, together with his estimates of the costs of such liquidation and the chapter 7 case. Chapter 7 would cause additional delay and impose additional costs, such as continuing attorneys' fees and trustee's fees, and the assets would be liquidated for less than their fair market value. When compared to the value of these assets when retained by the Reorganized Debtor, it is apparent that while all creditors could be paid in full on liquidation, there would be far less left for stockholders in a chapter 7 liquidation. Attached as Exhibit 4 is a pro forma balance sheet of the Debtor after reorganization under this Plan.

                                   ARTICLE VI
                                TAX CONSEQUENCES

                  Neither Taylor nor the Trustee has obtained any tax opinions, and they express no opinion as to the tax consequences to the holder of any Claim or to the holder of any stock caused by the terms of the Plan of Reorganization. Creditors and stockholders are advised and encouraged to obtain their own tax counsel to determine the tax consequences of this Plan.

                  BECAUSE TAYLOR AND THE TRUSTEE EXPRESS NO TAX ADVICE, IN NO EVENT WILL THEY OR ANY PROFESSIONAL ADVISORS ENGAGED BY THEM BE LIABLE IF, FOR ANY REASON, THE TAX CONSEQUENCES OF THE PLAN ARE OTHER THAN AS ANTICIPATED. CREDITORS AND STOCKHOLDERS MUST LOOK SOLELY TO AND RELY SOLELY UPON THEIR OWN ADVISORS AS TO THE TAX CONSEQUENCES OF THIS PLAN.

                  With respect to the Reorganized Debtor, Taylor and the Trustee believe, based on tax advice obtained by them, that the Reorganized Debtor will retain its substantial net operating losses, because the Plan will not cause a change of ownership of more than 50% of the ownership of the company. Consequently the Reorganized Debtor will essentially be able to earn profits tax free for the next several years to the extent of the retained net operating losses. This also makes the Reorganized Debtor more valuable to its existing stockholders and to its new owners, the unsecured creditors, than would be the same assets if liquidated and distributed to creditors and stockholders, who could not use them to earn profits tax free.

                                   ARTICLE VII

                NATURE AND TRADABILITY OF NEW STOCK BEING ISSUED

                  The new common stock being issued pursuant to this Plan will be issued without registration under the 1933 Act or under any state securities laws, because Bankruptcy Code Section 1145 provides an exemption from such registration requirements. Such stock may be resold by a holder pursuant to that exemption, except for holders who are new investors (i.e., purchased claims in the case with a view to sale of the securities received), or who are brokers, dealers, issuers or underwriters as defined in the Code. These definitions are technical and hinge on a number of factors that cannot adequately be set forth in this Disclosure Statement, so NEITHER THE DEBTOR, THE TRUSTEE, THE PLAN PROPONENT NOR ANY OF THEIR ADVISERS MAKES ANY REPRESENTATION AS TO WHETHER ANY CREDITOR MAY RESELL STOCK ISSUED PURSUANT TO THIS PLAN. Creditors should consult independent counsel to determine whether they may freely trade their stock that is received pursuant to this Plan, considering their particular circumstances and the requirements of Code Section 1145, the 1933 Act and applicable state "blue sky" laws.

                  Although the Plan Proponents are hopeful that a public market for such stock will develop after the reorganization, and even that the stock once again may be listed on Nasdaq, there is no warrant or assurance that this will occur, and the Plan Proponents certainly make no representation as to what price the stock may sell for in such a market should it develop.

                           Dated this 28th day of August, 1997.

                           By______________________________
                                    William C. Taylor
                                    Plan Proponent

                           By______________________________
                                    Roger W. Brown, Trustee
                                    Plan Proponent

                                   EXHIBIT 3

                              LIQUIDATION ANALYSIS

                                                                 PROCEEDS NET
                       FAIR MARKET    LIQUIDATION     COSTS OF    OF SECURED
ASSET                   VALUE(1)        VALUE(1)      SALE(1)        DEBT
-----------------------------------------------------------------------------

2222 East Camelback    $3,200,000      2,400,000      240,000      1,160,000
4808 N. 22nd Street     2,300,000      1,725,000      172,000        753,000
A/Rs                      750,000        100,000                     100,000
Chino Lot                  12,500          9,500          950          8,550
Prinwest                        0              0                           0
Organifyl Labs                  0              0                           0
50% of GSK                      0              0                           0
80% of Biosome            100,000         10,000                      10,000
Lawsuits                  200,000         20,000                     200,000
                       ----------      ---------      -------      ---------
TOTALS                  6,562,500      4,264,501(2)   412,951      2,231,550

  Trustee's fees and
  trustee's counsel's
  fees                                                              (500,000)(3)
                                                                   ---------
NET LIQUIDATION
PROCEEDS FOR
UNSECURED CREDITORS                                                1,731,550

UNSECURED CLAIMS
PER DEBTOR'S
SCHEDULES                                                          2,868,067

------------------------
(1) All figures are estimates made by plan proponent William Taylor and/or his counsel, except for "lawsuits," which were estimated by Trustee's counsel. For the two office buildings, the fair market values are Mr. Taylor's extrapolations from current operations, as explained in paragraphs 2.4.1 and
2.4.2. The broker's valuations are $2.7 million and $1.75 million, respectively. The liquidation values are derived on the assumption that trustees' sales pursuant to Section 363 of the Code typically generate only about 75% of fair market value. Costs of sale, including brokers' commissions, are assumed to total 10% of the gross. The illiquid and unmarketable assets such as accounts receivable, 80% ownership of a moribund subsidiary and lawsuits are assumed to generate only approximately 10% of fair market value when liquidated by a chapter 7 trustee.

(2) Although not a saleable asset, the debtors' $15 million net operating loss carryforward adds significant value to the Reorganized Debtor, either by allowing it to earn income tax free or to attract new capital from a merger partner who could better utilize such tax benefits, but provides no value for creditors upon liquidation.

(3) Trustee and his counsel have already sought or been awarded fees and costs in the amount of $98,173.85.


                                   EXHIBIT 3

                                   EXHIBIT 4

                  REORGANIZED DEBTOR'S PRO FORMA BALANCE SHEET


ASSETS(1)
 Buildings                    $5,500,000
 Land                             12,500
 A/Rs                            750,000
 Subsidiaries                    100,000
 Lawsuits                        200,000
                              ----------
                    SUBTOTAL   6,562,500

LIABILITIES
 Secured Debt                  1,800,000
 Administrative Expenses         200,000(2)
 Unsecured Claims                300,000(3)
                              ----------
                    SUBTOTAL   2,300,000

STOCKHOLDERS' EQUITY          $4,262,500



------------------

     (1) For assumptions, see footnote 1 of Liquidation Analysis, Exhibit 3, and paragraph 2.4 of the Disclosure Statement.

     (2) See paragraph 3.1 of the Disclosure Statement, re Class 1.

     (3) See paragraph 3.4 of the Disclosure Statement.



                                   EXHIBIT 4

                                   EXHIBIT 5

                               WILLIAM C. TAYLOR

                          7616 EAST SIERRA VISTA DRIVE
                           SCOTTSDALE, ARIZONA 85250

                                 (602) 922-0072


EMPLOYMENT

April 1995 - Present

General Manager, Stockwell-Taylor LLC. Co-developer with other partners in development of two residential subdivisions in west Phoenix valley area.


July 1991 - April 1995

Executive Vice President, Princeton American Corporation.


October 1978 - March 1991

President, Realty Securities Corporation, which was engaged in the acquisition and development of real estate projects in Arizona. General partner and Developer of Clearwater Farms, an 1,800-acre single-family residential community west of Phoenix and over 6,000 acres of recreational and residential properties south of Tucson and in the White Mountain area of northeastern Arizona. Experience includes site acquisition and master planning, construction supervision and project financing.


September 1975 - October 1978

Chief Hearing Officer, Arizona Department of Real Estate. Drafted and implemented revised Commissioner's rules and regulations relating to subdivision and supervision of real estate licensees.


August 1974 - September 1975

Carefree Development Corporation. Responsible for administration and liaison with a number of states and the U.S. Department of Housing and Urban Development.


February 1974 - July 1974

U.S. Department of Housing and Urban Development. Served as consultant to the Secretary on matters relating to legal and administrative aspects of the Federal New Communities Program.


August 1970 - January 1974

Senior Vice-President (Chief Operating Officer), Director and Secretary, Queen Creek Land & Cattle Corporation, a land development company. Responsible for administration, financial, construction and marketing operations for this developer of three communities in central and northern Arizona.

                               WILLIAM C. TAYLOR

September 1969 - May 1970

President and founder, California Scientific Laboratories, Inc., a corporation engaged in aerospace research and development.

July 1961 - September 1969

Partner, Ryley, Carlock & Applewhite. Major areas of practice in corporate, banking and general business law, real property development and estate planning.

OTHER BUSINESS ACTIVITIES

Service as consultant to Salt River Project, Arizona Public Service Corporation and several community development companies.

CURRENT AND FORMER CIVIC ACTIVITIES

Chairman, Planning & Zoning Commission, Town of Paradise Valley; President, Board of Directors, Visiting Nurse Service; Board of Directors, Arthritis Foundation (Central Arizona Chapter); Advisory Board Member, Phoenix Symphony Association; Counsel to Governor of Arizona for Arts and Humanities Commission.

PROFESSIONAL AFFILIATIONS

Member, State Bar of Arizona; Licensed Realtor, State of Arizona.

EDUCATION

Bachelor of Science, 1953; Juris Doctor, 1961; Cornell University, Ithaca, New York.

MILITARY

Aviator, U.S. Naval Reserve (retired with rank of Commander). Commercial pilot's license, multi-, single engine, instrument rated.

PERSONAL

Married to Gwen Stockwell Taylor, four children, two step-children, seven grandchildren.

                                   EXHIBIT 6

                           Roderick W. Mckinnon, III
                      300 West Clarendon Avenue, Suite 210
                             Phoenix, Arizona 85013
                                 (602) 274-9963
                               (602) 274-6181 Fax


                                Curriculum Vitae

Education:        Northern Arizona University, B.S.
                  Attended John Marshall Law School
                  Completed Advanced courses in Finance at Northwestern
                  University and the New York Institute of Finance


Professional Experience:

1974 to Present   R.W. McKinnon & Co., Inc, Phoenix, Az
                  President

                  Investment banking and Development Services to Corporate and Real Estate clients.


                  - Created, capitalized and managed 24 business units. Initial capital ranged from mid six figures to mid eight figures as a principal.

                  - Performed site selection activities and design services, financed and constructed 14 major projects with values ranging from $3,300,000 to $200,000,000 both as an advisor and as a principal. These activities including residential, retail, office, industrial, hotels and major community redevelopment projects.

                  - Created and operated several strategic partnerships and
                    joint ventures designed to move specific activities off balance sheet for private and public corporations.

                  - Successfully executed workouts and recapitalizations of over a dozen corporate cases and an equal number of real estate projects. Assisted several corporations both public and private through bankruptcy proceedings and back to viability.

                  - Survived the late 80's Real Estate Crash with the
                    distinction of causing no loss to any lender.

                  - Present and past board member of several private and public companies.

Roderick W. McKinnon, III
Page Two

1973-1974      Executive Vice President, Wellington Investment and Development
               Corporation a syndicator and manager of commercial real estate.
               Specialized in the redevelopment of existing commercial real estate.

1972-1973      Merrill Lynch and Co., Investment Banking
               Assisted clients in securing debt and equity with which to grow their businesses. Helped develop and sell some of the first public real estate securities.

1968-1973      Thomson & McKinnon Securities, Investment Banking including the initiation and placement of private and public offerings of debt and equity securities and municipal bonds.

Personal data  Single, with two children ages 18 and 14.

References     Furnished upon request

                                   EXHIBIT 7

                                 SCOTT E. BIRD
                               8825 N 86th Place
                              Scottsdale, AZ 85258
                                 (602) 948-2649

                                BUSINESS RESUME

     An experienced, senior business consultant with broad business, marketing and financial expertise. Currently assisting owners and investors in opportunity analysis, restructuring, improving management and profitability.

     Major strengths are in evaluating, realistically, the market potential matched to the current or proposed organization and its personnel, technical, production and financial capabilities to achieve the business and ROI objectives.

     Recently certified as a Microsoft Systems Engineer and Certified Trainer, to enhance and bring current my experience in migration from main frame to server based networks as well as both local and wide area network management.

                        RECENT AND CURRENT CONSULTATIONS

Western Pacific Aviation Corporation   International Aviation     1995 - Current
                                            Philippines

     Formation of USA LLC for owners and investors of Western Pacific Aviation to participate and support aviation sales to the Philippine Department of Defense.

Rodrian Investments                Managed Futures Trading        1995 - 1996
                                      Denver, Colorado

     Acquisition, design and construction of satellite computerized trading center and personal residence of owner on 14 acre estate in the Denver foothills.

Financial Recovery, Inc.            Liquidation/Collection        1990 - 1992
                                      Phoenix, Arizona

     Organized and managed this specialized company to liquidate the assets and recovery of $2,300,000 of published receivables of the Flagship Acquisition Corp., dba the Talking Phonebook of Phoenix and Tucson.

Centennial Media Corp.                    Publisher               1989 - 1990
                                      Denver, Colorado

     Retained by venture capital investors to assist President in the reorganization and expansion of the advertising market share. This was a very successful turn-around resulting in significantly improved revenue, cash flow and financial stability.

SCOTT E. BIRD                BUSINESS RESUME                      PAGE 2

                                BUSINESS HISTORY

Aviation

     Founded and owned the following successful commercial and business aviation companies in Southeast Asia and California from 1974-1989.

    Bird & Sons Aviation                           Thailand & Laos
    Philippine Aviation Corporation               Manila, Philippines
    Bay Aviation Services, Inc.        Oakland International Airport, California
    Bay Avionics, Inc.                 Oakland International Airport, California
    Pacific Aviation Services                   San Francisco, California


Property Development

     Developer and General Partner of major real estate and resort properties from 1979-1984. All projects completed and successfully sold.

     Osborne Lake Apartments                           Phoenix, Arizona
     Glenbrook Properties (Apartment Complex)          Glendale, Arizona
     River Run Resort                                  Lake Tahoe, California

Insurance

     A major stockholder and director of Safety Insurance Company, the 4th largest non-life insurance company in Thailand.

Construction

     Co-founder and Managing Director of three major, Southeast Asian heavy construction companies that constructed airfields, highways and major infrastructure projects for the U.S. Department of Defense and the host governments.

     Philippine Rock Products, Inc.          Philippines
     Thai Rock Products, Inc                 Thailand
     Bird & Sons, Inc.                       Southeast Asia

                              PERSONAL INFORMATION

     Graduate of the University of Washington with a B.S. in Chemistry and Chemical Engineering. A project engineer for the Monsanto Chemical Company constructing their West Coast plants and facilities. Resigned to join with my brother in developing our Southeast Asian companies.

     Experienced, commercial, multi-engined pilot with over 4,000 command hours throughout Southeast Asia and the U.S.A.

     Married to Ellsy Bird with three adult children. Ellsy Bird is a recognized artist and an invited member of the Visions 20, Northern California and Leading Edge Artists, Arizona, groups of the top women artists in their areas, as well as a juried member of the Arizona Artists Guild.